OSISKO GOLD ROYALTIES LTD

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Unaudited Condensed Interim

Consolidated Financial Statements

For the three and nine months

ended

September 30, 2021

Osisko Gold Royalties Ltd Consolidated Balance Sheets (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		September 30,	December 31,
		2021	2020
	Notes	$	$

Assets

Current assets

Cash	3	151,945	302,524
Short-term investments		-	3,501
Amounts receivable		16,038	12,894
Inventories	4	19,172	10,025
Other assets		2,608	6,244
		189,763	335,188

Non-current assets

Investments in associates	5	126,035	119,219
Other investments	6	165,485	157,514
Royalty, stream and other interests	7	1,147,153	1,116,128
Mining interests and plant and equipment	8	590,989	489,512
Exploration and evaluation	17	45,875	42,519
Goodwill		111,204	111,204
Other assets	4	13,821	25,820
		2,390,325	2,397,104

Liabilities

Current liabilities

Accounts payable and accrued liabilities		46,700	46,889
Dividends payable		9,160	8,358
Provisions and other liabilities	9	15,956	4,431
Current portion of long-term debt	10	-	49,867
		71,816	109,545

Non-current liabilities

Provisions and other liabilities	9	39,934	41,536
Long-term debt	10	405,306	350,562
Deferred income taxes		61,669	54,429
		578,725	556,072

Equity

Share capital	11	1,779,565	1,776,629
Warrants	11	18,072	18,072
Contributed surplus		41,041	41,570
Equity component of convertible debentures		14,510	17,601
Accumulated other comprehensive income		60,181	48,951
Deficit		(260,637)	(174,458)
Equity attributable to Osisko Gold Royalties Ltd's shareholders		1,652,732	1,728,365
Non-controlling interests		158,868	112,667
Total equity		1,811,600	1,841,032
		2,390,325	2,397,104

  Additional information per operating segment is provided in Notes 3 and 17.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
2

Osisko Gold Royalties Ltd Consolidated Statements of Income (Loss) For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

		Three months ended September 30,		Nine months ended September 30,
		2021	2020	2021	2020
	Notes	$	$	$	$

Revenues	13	50,035	55,707	174,204	149,070

Cost of sales	13	(3,507)	(15,236)	(34,000)	(45,464)
Depletion of royalty, stream and other interests		(12,733)	(9,665)	(36,097)	(32,057)
Gross profit		33,795	30,806	104,107	71,549

Other operating expenses
General and administrative		(11,359)	(5,957)	(30,436)	(18,059)
Business development		(933)	(1,910)	(3,038)	(4,682)
Exploration and evaluation		(336)	(32)	(1,516)	(108)
Impairments - royalty, stream and other interests		-	-	(2,288)	(26,300)
Impairments - mining exploration, evaluation and development	4,8,17	(33,320)	-	(73,799)	-
Operating (loss) income		(12,153)	22,907	(6,970)	22,400
Interest income		1,268	1,327	3,926	3,523
Finance costs		(6,269)	(6,440)	(18,296)	(19,938)
Foreign exchange gain (loss)		798	(419)	(737)	1,299
Share of loss of associates		(772)	(760)	(2,665)	(3,934)
Other gains, net	13	15,296	27	15,015	11,462
(Loss) earnings before income taxes		(1,832)	16,642	(9,727)	14,812
Income tax expense		(4,320)	(4,128)	(11,725)	(2,568)
Net (loss) earnings		(6,152)	12,514	(21,452)	12,244

Net earnings (loss) attributable to:
Osisko Gold Royalties Ltd's shareholders		1,795	12,514	(2,370)	12,244
Non-controlling interests		(7,947)	-	(19,082)	-

Net earnings per share	14
Basic and diluted		0.01	0.08	(0.01)	0.08

  Additional information per operating segment is provided in Notes 3 and 17.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
3

Osisko Gold Royalties Ltd Consolidated Statements of Comprehensive Income (Loss) For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$

Net (loss) earnings	(6,152)	12,514	(21,452)	12,244

Other comprehensive (loss) income

Items that will not be reclassified to the consolidated statement of income (loss)

Changes in fair value of financial assets at fair value through comprehensive income	(7,396)	14,490	(8,296)	34,945
Income tax effect	762	(1,969)	3,605	(4,687)

Share of other comprehensive income of associates	-	368	-	368

Items that may be reclassified to the consolidated statement of income (loss)

Cumulative translation adjustments	13,589	(10,484)	(756)	13,257

Other comprehensive income (loss)	6,955	2,405	(5,447)	43,883
Comprehensive income (loss)	803	14,919	(26,899)	56,127

Comprehensive income (loss) attributable to:
Osisko Gold Royalties Ltd's shareholders	12,288	14,919	(3,694)	56,127
Non-controlling interests	(11,485)	-	(23,205)	-

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
4

Osisko Gold Royalties Ltd Consolidated Statements of Cash Flows For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2021	2020	2021	2020
		$	$	$	$

Operating activities
Net (loss) earnings		(6,152)	12,514	(21,452)	12,244
Adjustments for:
Share-based compensation		3,845	2,567	9,235	6,932
Depletion and amortization		12,918	9,954	36,973	33,067
Impairment of assets		33,320	1,281	78,199	31,604
Finance costs		2,058	1,888	5,613	6,638
Share of loss of associates		772	760	2,665	3,934
Net gain on acquisition of investments		(6,989)	(982)	(7,638)	(3,827)
Change in fair value of financial assets at fair value through profit and loss		(3,757)	(326)	(72)	(1,332)
Net gain on dilution of investments		-	-	(1,391)	(10,381)
Net gain on disposal of investments		-	-	-	(1,226)
Foreign exchange loss (gain)		(671)	391	724	(1,166)
Flow-through shares premium income		(2,602)	-	(5,869)	-
Deferred income tax expense (recovery)		3,988	3,615	10,821	1,590
Others		(2,843)	35	(2,351)	110
Net cash flows provided by operating activities before changes in non-cash working capital items		33,887	31,697	105,457	78,187
Changes in non-cash working capital items	15	7,196	4,426	(12,133)	(2,842)
Net cash flows provided by operating activities		41,083	36,123	93,324	75,345

Investing activities
Net disposal of short-term investments		3,408	(519)	3,408	(1,588)
Acquisition of investments		(28,328)	(8,401)	(42,165)	(42,344)
Proceeds on disposal of investments		-	7,163	28,109	10,600
Acquisition of the San Antonio gold project		-	(48,708)	-	(48,708)
Acquisition of royalty and stream interests		(25,836)	(12,512)	(68,713)	(36,879)
Mining assets and plant and equipment		(54,865)	(16,072)	(144,516)	(42,487)
Exploration and evaluation expenses, net		(4,307)	(85)	(5,470)	(201)
Restricted cash		-	4,762	-	4,762
Others		(63)	206	(264)	357
Net cash flows used in investing activities		(109,991)	(74,166)	(229,611)	(156,488)

Financing activities
Private placement of common shares		-	-	-	85,000
Increase in long-term debt		-	-	50,000	71,660
Repayment of long-term debt		-	-	(50,000)	-
Investments from minority shareholders		-	-	38,841	-
Share issue expenses from investments from minority shareholders		-	-	(2,581)	-
Exercise of share options and shares issued under the share purchase plan		87	6,249	13,194	7,382
Normal course issuer bid purchase of common shares		(26,037)	-	(30,501)	(3,933)
Dividends paid		(8,049)	(6,882)	(23,745)	(21,063)
Capital payments on lease liabilities		(1,798)	(201)	(4,578)	(594)
Withholding taxes on settlement of restricted and deferred share units		-	-	(3,582)	(2,094)
Others		(1,079)	127	(1,082)	(152)
Net cash flows (used in) provided by financing activities		(36,876)	(707)	(14,034)	136,206

(Decrease) increase in cash before effects of exchange rate changes on cash		(105,784)	(38,750)	(150,321)	55,063
Effects of exchange rate changes on cash		2,766	(2,516)	(258)	(2,581)
(Decrease) increase in cash		(103,018)	(41,266)	(150,579)	52,482
Cash - beginning of period		254,963	201,971	302,524	108,223
Cash - end of period		151,945	160,705	151,945	160,705

Additional information per operating segment is provided in Notes 3 and 17.

Additional information on the consolidated statements of cash flows is presented in Note 15.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
5

Osisko Gold Royalties Ltd Consolidated Statements of Changes in Equity For the nine months ended September 30, 2021 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

			Equity attributed to Osisko Gold Royalties Ltd's shareholders
		Number of				Equity	Accumulated
		common		Warrants		component of	other			Non-
		shares	Share		Contributed	convertible	comprehensive			controlling
	Notes	outstanding	capital		surplus	debentures	income(i)	Deficit	Total	interests	Total
			$	$	$	$	$	$	$	$	$
Balance - January 1, 2021		166,647,932	1,776,629	18,072	41,570	17,601	48,951	(174,458)	1,728,365	112,667	1,841,032

Net earnings (loss)		-	-	-	-	-	-	(2,370)	(2,370)	(19,082)	(21,452)
Other comprehensive loss		-	-	-	-	-	(1,324)	-	(1,324)	(4,123)	(5,447)
Comprehensive (loss) income		-	-	-	-	-	(1,324)	(2,370)	(3,694)	(23,205)	(26,899)

Net investments from minority shareholders	11	-	-	-	-	-	-	-	-	29,532	29,532
Effect of changes in ownership of a subsidiary on non- controlling interest		-	-	-	-	-	-	(36,331)	(36,331)	36,331	-
Dividends declared	11	-	-	-	-	-	-	(25,927)	(25,927)	-	(25,927)
Shares issued - Dividends reinvestment plan	11	89,935	1,381	-	-	-	-	-	1,381	-	1,381
Shares issued - Employee share purchase plan		15,249	237	-	-	-	-	-	237	-	237
Share options - Share-based compensation		-	-	-	2,724	-	-	-	2,724	1,518	4,242
Share options exercised		943,515	16,498	-	(3,458)	-	-	-	13,040	-	13,040
Restricted share units to be settled in common shares:
Share-based compensation		-	-	-	2,520	-	-	-	2,520	1,359	3,879
Settlement		208,437	2,144	-	(4,257)	-	-	(508)	(2,621)	-	(2,621)
Income tax impact		-	-	-	(491)	-	-	-	(491)	-	(491)
Deferred share units to be settled in common shares:
Share-based compensation		-	-	-	897	-	-	-	897	666	1,563
Settlement		30,849	625	-	(1,349)	-	-	(237)	(961)	-	(961)
Income tax impact		-	-	-	(206)	-	-	-	(206)	-	(206)
Normal course issuer bid purchase of common shares	11	(2,082,666)	(22,249)	-	-	-	-	(8,252)	(30,501)	-	(30,501)
Deemed issuance of Osisko shares	5	364,731	4,300	-	-	-	-	-	4,300	-	4,300
Equity component of convertible debenture	10	-	-	-	3,091	(3,091)	-	-	-	-	-
Transfer of realized loss on financial assets at fair value through other comprehensive income, net of income taxes		-	-	-	-	-	12,554	(12,554)	-	-	-
Balance - September 30, 2021 (ii)		166,217,982	1,779,565	18,072	41,041	14,510	60,181	(260,637)	1,652,732	158,868	1,811,600

(i) As at September 30, 2021, accumulated other comprehensive income comprises items that will not be recycled to the consolidated statement of income (loss) amounting to $32.8 million and items that may be recycled to the consolidated statement of income (loss) amounting to $27.4 million.

(ii) As at September 30, 2021, there are 166,370,660 common shares issued, of which 152,678 are deemed to have been repurchased given that one of the Company's associates owns some of the Company's common shares (Note 5).

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
6

Osisko Gold Royalties Ltd Consolidated Statements of Changes in Equity For the nine months ended September 30, 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Number of				Equity	Accumulated
	common		Warrants		component of	other
	shares	Share		Contributed	convertible	comprehensive
	outstanding	capital		surplus	debentures	income(i)	Deficit	Total
		$	$	$	$	$	$	$
Balance - January 1, 2020	156,951,952	1,656,350	18,072	37,642	17,601	13,469	(249,688)	1,493,446

Net loss	-	-	-	-	-	-	12,244	12,244
Other comprehensive income	-	-	-	-	-	43,883	-	43,883
Comprehensive income (loss)	-	-	-	-	-	43,883	12,244	56,127

Private placement	7,727,273	85,000	-	-	-	-	-	85,000
Acquisition of San Antonio	1,011,374	15,846	-	-	-	-	-	15,846
Issue costs, net of taxes of $60,000	-	(166)	-	-	-	-	-	(166)
Dividends declared	-	-	-	-	-	-	(24,482)	(24,482)
Shares issued - Dividends reinvestment plan	236,615	2,949	-	-	-	-	-	2,949
Shares issued - Employee share purchase plan	24,149	293	-	-	-	-	-	293
Share options - Shared-based compensation	-	-	-	2,336	-	-	-	2,336
Share options exercised	232,964	3,932	-	(857)	-	-	-	3,075
Replacement share options exercised	407,485	5,507	-	(1,384)	-	-	-	4,123
Restricted share units to be settled in common shares:
Share-based compensation	-	-	-	4,305	-	-	-	4,305
Settlement	145,694	1,682	-	(3,599)	-	-	(177)	(2,094)
Income tax impact	-	-	-	283	-	-	-	283
Deferred share units to be settled in common shares:
Share-based compensation	-	-	-	769	-	-	-	769
Income tax impact	-	-	-	301	-	-	-	301
Normal course issuer bid purchase of common shares	(429,722)	(3,933)	-	-	-	-	-	(3,933)
Transfer of realized loss on financial assets at fair value through other comprehensive income	-	-	-	-	-	2,499	(2,499)	-
Balance - September 30, 2020	166,307,784	1,767,460	18,072	39,796	17,601	59,851	(264,602)	1,638,178

(i) As at September 30, 2020, accumulated other comprehensive loss comprises items that will not be recycled to the consolidated statement of income (loss) amounting to $13.9 million and items that may be recycled to the consolidated statement of income (loss) amounting to $46.0 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
7

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1. Nature of activities

Osisko Gold Royalties Ltd and its subsidiaries (together "Osisko" or the "Company") are engaged in the business of acquiring and managing precious metals and other high-quality royalties, streams and similar interests in Canada and worldwide. Osisko is a public company traded on the Toronto Stock Exchange and the New York Stock Exchange constituted under the Business Corporations Act (Québec) and is domiciled in the Province of Québec, Canada. The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec. The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Company's cornerstone asset is a 5% net smelter return ("NSR") royalty on the Canadian Malartic mine, located in Canada.

As at September 30, 2021, Osisko held an interest of 75.1% in Osisko Development Corp. ("Osisko Development"), a mining exploration, evaluation and development company and, as a result, the assets, liabilities, results of operations and cash flows of the Company consolidate the activities of Osisko Development and its subsidiaries. Osisko Development's main asset is the Cariboo gold project in Canada.

2. Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2020, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in these unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year. The Board of Directors approved the interim condensed consolidated financial statements on November 9, 2021.

Uncertainty due to COVID-19

The duration and full financial effect of the COVID-19 pandemic is unknown at this time, as are the measures taken by governments, companies and others to attempt to reduce the spread of COVID-19. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 may materially and adversely affect the Company's operations, financial results and condition in future periods are also subject to significant uncertainty. In the current environment, the assumptions and judgements made by the Company are subject to greater variability than normal, which could in the future significantly affect judgments, estimates and assumptions made by management as they relate to the potential impact of COVID-19 and could lead to a material adjustment to the carrying value of the assets or liabilities affected. The impact of current uncertainty on judgments, estimates and assumptions extends, but is not limited to, the Company's valuation of its long-term assets, including the assessment for impairment and impairment reversal. Actual results may differ materially from these estimates.

8

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3. Cash

As at September 30, 2021 and December 31, 2020, the consolidated cash position was as follows:

	Osisko Gold Royalties (i)		Osisko Development (ii)		Total
	2021	2020	2021	2020	2021	2020
	$	$	$	$	$	$

Cash held in Canadian dollars	28,415	29,714	31,480	137,374	59,895	167,088

Cash held in U.S. dollars	40,326	59,208	31,921	47,167	72,247	106,375
Cash held in U.S. dollars (Canadian equivalent)	51,379	75,383	40,671	60,053	92,050	135,436

Total cash	79,794	105,097	72,151	197,427	151,945	302,524

(i) Excluding Osisko Development and its subsidiaries.

(ii) Osisko Development and its subsidiaries.

4. Inventories

	September 30,	December 31,
	2021	2020
	$	$
Current
Ore in stockpiles (i), (ii), (iii)	9,900	8,426
Gold-in-circuit and doré bars (i), (iii)	6,184	-
Supplies and others (i)	3,088	1,599
	19,172	10,025
Non-current
Ore in stockpiles (i), (ii)	-	17,279

(i) Inventories are held by subsidiaries of Osisko Development and are related to the Bonanza Ledge Phase II and San Antonio projects.

(ii) The inventory balance associated with the ore that is not expected to be processed within 12 months is classified as non-current and is recorded under other assets on the consolidated balance sheets. During the three and nine months ended September 30, 2021, the Company recorded impairment charges of $11.0 million and $15.4 million, respectively, on the ore in stockpiles for the San Antonio exploration and development project to reduce its net book value to its net realizable value, following a decrease in the gold price and an increase in the expected processing and transportation costs.

(iii) As at September 30, 2021, the ore in stockpiles and the gold-in-circuit and doré bars inventories were recorded at their net realizable value.

5. Investments in associates

	Nine months ended	Year ended
	September 30, 2021	December 31, 2020
	$	$
Balance - Beginning of period	119,219	103,640
Acquisitions	2,353	14,954
Exercise of warrants	1,437	36
Share of loss	(2,665)	(7,657)
Share of other comprehensive income	-	1,506
Net gain on ownership dilution	1,391	10,381
Gain on deemed disposals	-	5,357
Transfers to other investments	-	(8,998)
Deemed issuance of Osisko common shares held by an associate (i)	4,300	-
Balance - End of period	126,035	119,219

9

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

5. Investments in associates (continued)

(i) Osisko Mining Inc. ("Osisko Mining"), an associate of Osisko, held common shares of Barkerville Gold Mines Limited ("Barkerville") prior to its acquisition by Osisko in 2019. Following the acquisition of Barkerville, Osisko Mining received common shares of Osisko, which resulted in a deemed repurchase of common shares by the Company and a related reduction in the net investment in Osisko Mining, based on the ownership interest held in Osisko Mining. During the nine months ended September 30, 2021, Osisko Mining disposed of shares of Osisko, which resulted in a deemed issuance of common shares by the Company and an increase in the net investment in Osisko Mining.

6. Other investments

	Nine months ended	Year ended
	September 30, 2021	December 31, 2020
	$	$
Fair value through profit or loss (warrants and convertible instruments)
Balance - Beginning of period	25,063	1,700
Acquisitions	17,754	4,782
Exercises	(1,122)	(347)
Change in fair value	71	2,387
Amendment of a note receivable	-	16,541
Balance - End of period	41,766	25,063

Fair value through other comprehensive (loss) income (common shares)

Balance - Beginning of period	115,590	57,409
Acquisitions	19,273	18,602
Exercise of warrants	-	452
Transfer from associates	-	8,998
Change in fair value	(8,296)	40,993
Disposals	(28,111)	(10,864)
Balance - End of period	98,456	115,590
Amortized cost (notes)
Balance - Beginning of period	16,861	8,777
Acquisitions	10,363	7,998
Transfer from short-term investments	-	8,467
Impairments	(2,112)	(7,998)
Foreign exchange revaluation impact	151	(383)
Balance - End of period	25,263	16,861

Total	165,485	157,514

Other investments comprise common shares, warrants, convertible and non-convertible debentures and notes receivable, mostly from Canadian publicly traded companies as well as loan receivables from two private companies, owning the Renard diamond mine and the Amulsar gold project (the loans related to the Amulsar gold project were fully impaired), and one convertible note from a foreign private company.

10

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7. Royalty, stream and other interests

		Nine months ended September 30, 2021
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$
Balance - January 1	656,661	440,941	18,526	1,116,128
Acquisitions	55,422	13,291	-	68,713
Conversion of an offtake into a stream	-	4,682	(4,682)	-
Depletion	(21,634)	(14,463)	-	(36,097)
Impairment	(2,288)	-	-	(2,288)
Translation adjustments	588	229	(120)	697

Balance - September 30	688,749	444,680	13,724	1,147,153

Producing
Cost	621,557	520,377	10,365	1,152,299
Accumulated depletion and impairment	(388,625)	(206,209)	(10,365)	(605,199)
Net book value - September 30	232,932	314,168	-	547,100

Development
Cost	231,636	181,993	31,274	444,903
Accumulated depletion and impairment	(545)	(51,481)	(26,555)	(78,581)
Net book value - September 30	231,091	130,512	4,719	366,322

Exploration and evaluation
Cost	225,635	-	9,005	234,640
Accumulated depletion	(909)	-	-	(909)
Net book value - September 30	224,726	-	9,005	233,731

Total net book value - September 30	688,749	444,680	13,724	1,147,153

Main acquisitions - 2021

In August 2021, the Company made a payment of $10.0 million under its silver stream agreement with Falco Resources Ltd., an associate. The payment corresponds to half of the $20.0 million second instalment payment, which was payable at the receipt of all necessary material third-party approvals, licenses, rights of way and surface rights on the Horne 5 property.

In July 2021, the Company entered into a royalty transfer agreement with Sailfish Royalty Corp. ("Sailfish") pursuant to which Osisko purchased a 2.75% NSR royalty on the Tocantinzinho gold project ("Tocantinzinho"), located in Brazil, and operated by G Mining Ventures Corp. for cash consideration of US$10 million ($12.6 million). The operator of Tocantinzinho has a one-time buy-down option in relation to the royalty. At the time of project construction the operator may make a payment of US$5.5 million to reduce the royalty percentage by 2% resulting in a royalty of 0.75%. Pursuant to a pre-existing agreement entered into by Sailfish, the buy-down payment is payable to the original royalty owners.

In April 2021, the Company acquired six royalties and one precious metals offtake, from two private sellers, for total cash consideration of US$26.0 million ($32.6 million). Four of the royalties are on claims overlying the Spring Valley project, and increased the Company's current NSR royalty on Spring Valley from 0.5% to between 2.5% - 3.0% (sliding scale royalty percentages as long as gold prices are above US$700 per ounce). Immediately to the north of Spring Valley lies the Moonlight exploration property, where Osisko also acquired a 1.0% NSR royalty. Osisko also acquired a 0.5% NSR royalty and a 30% gold and silver offtake right covering the Almaden project in western Idaho.

11

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7. Royalty, stream and other interests (continued)

Conversion of the Parral offtake to a gold and silver stream

In April 2021, GoGold Resources Inc. ("GoGold") and Osisko Bermuda Limited ("Osisko Bermuda"), a subsidiary of Osisko, entered into an agreement to convert the current gold and silver offtake into a gold and silver stream. Under the stream, Osisko Bermuda started receiving, effective April 29, 2021, 2.4% of the gold and silver produced from tailings piles currently owned or acquired by GoGold, with a transfer price of 30% of the gold and silver spot prices. Osisko has currently no other offtake agreement in production.

		Year ended December 31, 2020
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$
Balance - January 1	627,567	483,164	19,781	1,130,512
Additions	54,276	11,917	-	66,193
Disposal	(357)	-	-	(357)
Depletion	(23,159)	(21,532)	(914)	(45,605)
Impairment	-	(26,300)	-	(26,300)
Translation adjustments	(1,666)	(6,308)	(341)	(8,315)

Balance - December 31	656,661	440,941	18,526	1,116,128

Producing
Cost	621,503	512,019	18,422	1,151,944
Accumulated depletion and impairment	(367,232)	(188,281)	(13,609)	(569,122)
Net book value - December 31	254,271	323,738	4,813	582,822

Development
Cost	185,170	168,648	31,252	385,070
Accumulated depletion and impairment	(501)	(51,445)	(26,537)	(78,483)
Net book value - December 31	184,669	117,203	4,715	306,587

Exploration and evaluation
Cost	218,395	-	8,998	227,393
Accumulated depletion	(674)	-	-	(674)
Net book value - December 31	217,721	-	8,998	226,719

Total net book value - December 31	656,661	440,941	18,526	1,116,128

12

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

8. Mining interests and plant and equipment

	Nine months ended September 30, 2021			Year ended December 31, 2020
	Mining interests	Plant and equipment (i)	Total	Mining interests	Plant and equipment (i)	Total
	$	$	$	$	$	$

Net book value - Beginning of period	459,303	30,209	489,512	320,008	23,685	343,693
Acquisition of the San Antonio gold project	-	-	-	57,038	1,330	58,368
Additions	121,355	46,497	167,852	75,437	10,915	86,352
Impairment	(58,417)	-	(58,417)	-	-	-
Mining exploration tax credits	(1,585)	-	(1,585)	(4,608)	-	(4,608)
Changes in the environmental rehabilitation assets	-	-	-	3,414	-	3,414
Depreciation	-	(4,430)	(4,430)	-	(5,340)	(5,340)
Depreciation capitalized	3,980	-	3,980	4,019	-	4,019
Share-based compensation capitalized	1,505	-	1,505	688	-	688
Transfers	(11,221)	11,221	-	-	-	-
Pre-commercial revenues	(4,682)	-	(4,682)	-	-	-
Disposals and others	-	(950)	(950)	-	(388)	(388)
Currency translation adjustments	(1,745)	(51)	(1,796)	3,307	7	3,314
Net book value - End of period	508,493	82,496	590,989	459,303	30,209	489,512

Closing balance
Cost	566,910	93,266	660,176	459,303	37,545	496,848
Accumulated depreciation and impairment	(58,417)	(10,770)	(69,187)	-	(7,336)	(7,336)
Net book value	508,493	82,496	590,989	459,303	30,209	489,512

(i) Plant and equipment includes right-of-use assets of $22.0 million as at September 30, 2021 ($10.8 million as at December 31, 2020).

Impairments

Third quarter of 2021

Due to continuing operational challenges, it was determined that total capital and production costs related to the Bonanza Ledge Phase 2 project would be higher than the total revenues expected to be generated for the remaining life of the project. These factors were considered indicators of impairment, among other facts and circumstances and, accordingly, management performed an impairment assessment as at September 30, 2021. As a result of the impairment assessment, the Company recorded an impairment charge of $22.4 million on the Bonanza Ledge Phase 2 project during the three months ended September 30, 2021.

On September 30, 2021, the net book value of the Bonanza Ledge Phase 2 project was written down to zero as it is estimated that the net book value will not be recovered by the expected net profits to be generated from the sale of precious metals. The recoverable amount was determined by the value-in-use using a cash-flows approach. The main valuation inputs used were the cash flows expected to be generated by the sale of gold from the Bonanza Ledge Phase 2 project over its estimated life of the mine, based on an average gold price per ounce of US$1,787, the average grade of gold and the average recovery rate for the remaining mine life. No discount rate was used as the project has a short-term remaining mine life of approximately 18 months.

13

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

8. Mining interests and plant and equipment (continued)

Impairments (continued)

Second quarter of 2021

In March 2021, processing of ore commenced at the Bonanza Ledge Phase 2 project. As a result of operational challenges incurred during the second quarter for 2021, it was determined that total capital and production costs related to the Bonanza Ledge Phase 2 project would be higher than originally planned. These factors were considered indicators of impairment, among other facts and circumstances and, accordingly, management performed an impairment assessment as at June 30, 2021. As a result of the impairment assessment, the Company recorded an impairment charge of $36.1 million on the Bonanza Ledge Phase 2 project during the three months ended June 30, 2021.

On June 30, 2021, the Bonanza Ledge Phase 2 project was written down to its estimated recoverable amount of $12.4 million, which was determined by the value-in-use using a cash-flows approach. The main valuation inputs used were the cash flows expected to be generated by the sale of gold from the Bonanza Ledge Phase 2 project over its estimated life of the mine, based on an average gold price per ounce of US$1,797, the average grade of gold and the average recovery rate for the remaining mine life. No discount rate was used as the project has a short-term remaining mine life of approximately 18 months.

A sensitivity analysis was performed by management for the gold price, the average grade and the recovery rate (in isolation). If gold price per ounce applied to the cash flow projections had been 10% lower than management's estimates, the Company would have recognized an additional impairment charge of $9.3 million. If the average gold grade or gold recovery applied to the cash flows had been 10% lower, the Company would have recognized an additional impairment charge of $12.4 million.

9. Provisions and other liabilities

		Nine months ended September 30, 2021			Year ended December 31, 2020
	Environmental rehabilitation(i)	Lease liabilities(ii)	Deferred premium on flow-through shares (iii)	Total	Environmental Rehabilitation(i)	Lease liabilities(ii)	Total
	$	$	$	$	$	$	$
Balance - Beginning of period	34,601	11,366	-	45,967	20,527	10,127	30,654
Acquisition of the San Antonio gold project	-	-	-	-	9,301	-	9,301
New liabilities	1,500	13,611	-	15,111	4,176	2,394	6,570
Revision of estimates	(2,874)	-	-	(2,874)	(310)	-	(310)
Accretion	890	-	-	890	820	-	820
Settlement/payments of liabilities	(366)	(4,577)	-	(4,943)	(500)	(1,155)	(1,655)
Issuance of flow-through shares	-	-	7,885	7,885	-	-	-
Recognition of deferred premium on flow-through shares	-	-	(5,869)	(5,869)
Currency translation adjustments	(277)	-	-	(277)	587	-	587
Balance - End of period	33,474	20,400	2,016	55,890	34,601	11,366	45,967
Current portion	4,032	9,908	2,016	15,956	3,019	1,412	4,431
Non-current portion	29,442	10,492	-	39,934	31,582	9,954	41,536
	33,474	20,400	2,016	55,890	34,601	11,366	45,967

(i) The environmental rehabilitation provision represents the legal and contractual obligations associated with the eventual closure of the Company's mining interests, plant and equipment and exploration and evaluation assets (mostly for the Cariboo property, Bonanza Ledge Phase II project and San Antonio project). As at September 30, 2021, the estimated inflation-adjusted undiscounted cash flows required to settle the environmental rehabilitation amounts to $39.0 million. The weighted average actualization rate used is 3.6% and the disbursements are expected to be made from 2021 to 2030 as per the current closure plans.

(ii) The lease liabilities are mainly related to leases for mining equipment and for office space.

(iii) The flow-through shares issuance by Osisko Development is described in Note 11.

14

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10. Long-term debt

The movements in the long-term debt are as follows:

	Nine months ended	Year ended
	September 30, 2021	December 31, 2020
	$	$
Balance - Beginning of period	400,429	349,042
Increase in revolving credit facility	50,000	71,660
Decrease in revolving credit facility	-	(19,205)
Repayment of convertible debenture	(50,000)	-
Amortization of transaction costs	1,648	2,238
Accretion expense	3,184	4,972
Foreign exchange revaluation impact	45	(8,278)
Balance - End of period	405,306	400,429

The summary of the long-term debt is as follows:

	September 30,	December 31,
	2021	2020
	$	$

Convertible debentures(i),(ii)	300,000	350,000
Revolving credit facility(iii)	113,704	63,659
Long-term debt	413,704	413,659
Unamortized debt issuance costs	(2,847)	(4,495)
Unamortized accretion on convertible debentures	(5,551)	(8,735)
Long-term debt, net of issuance costs	405,306	400,429
Current portion	-	49,867
Non-current portion	405,306	350,562
	405,306	400,429

(i) Convertible debenture (2016)

In February 2016, the Company issued a senior non-guaranteed convertible debenture of $50.0 million to Investissement Québec, which was repaid in full on February 12, 2021.

(ii) Convertible debentures (2017)

In November 2017, the Company closed a bought-deal offering of convertible senior unsecured debentures (the "Debentures") in an aggregate principal amount of $300.0 million (the "Offering"). The Offering was comprised of a public offering, by way of a short form prospectus, of $184.0 million aggregate principal amount of Debentures and a private placement offering of $116.0 million aggregate principal amount of Debentures.

The Debentures bear interest at a rate of 4.0% per annum, payable semi-annually on June 30 and December 31 of each year. The Debentures are convertible at the holder's option into common shares of the Company at a conversion price equal to $22.89 per common share. The Debentures will mature on December 31, 2022 and may be redeemed by Osisko, in certain circumstances. The Debentures are listed for trading on the TSX under the symbol "OR.DB".

15

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10. Long-term debt (continued)

(iii)Revolving credit facility

In July 2021, the Company amended its revolving credit facility (the "Facility") and increased the amount available by $150.0 million to $550.0 million, with an additional uncommitted accordion of up to $100.0 million (for a total availability of up to $650.0 million). The maturity date of the Facility was extended to July 30, 2025, which can be extended annually.

The annual extension of the Facility and the uncommitted accordion are subject to acceptance by the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalty, stream and other interests. The Facility is secured by the Company's assets from the royalty, stream and other interests segment (which exclude the assets held by Osisko Development and its subsidiaries).

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate, London Inter-Bank Offer Rate ("LIBOR") or a comparable or successor rate, plus an applicable margin depending on the Company's leverage ratio. In February 2021, the Company drew $50.0 million to repay the Investissement Québec convertible debenture. As at September 30, 2021, the Facility was drawn for a total of $113.7 million ($50.0 million and US$50.0 million ($63.7 million)) and the effective interest rate was 2.2%, including the applicable margin. The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company's leverage ratios and meet certain non-financial requirements.  As at September 30, 2021, all such ratios and requirements were met.

11. Share capital and warrants

Shares

Osisko Development Corp. - Non-brokered private placement

In January 2021, Osisko Development completed the first tranche of a non-brokered private placement through the issuance of 9,346,464 units of Osisko Development at a price of $7.50 per unit for aggregate gross proceeds of $68.6 million. Each unit consists of one common share of Osisko Development and one-half of one common share purchase warrant of Osisko Development, which each whole warrant entitling the holder to acquire one common share of Osisko Development at a price of $10.00 per share on or prior to December 1, 2023.

In February 2021, Osisko Development completed the second and final tranche of a non-brokered private placement through the issuance of 1,515,731 units of Osisko Development at a price of $7.50 per unit for aggregate gross proceeds of $11.2 million. Each unit consists of one common share of Osisko Development and one-half of one common share purchase warrant of Osisko Development, which each whole warrant entitling the holder to acquire one common share of Osisko Development at a price of $10.00 per share on or prior to December 1, 2023.

An amount of $73.9 million from the non-brokered private placement was received in 2020. The share issue expenses related to the first and second tranches of the private placement amounted to $1.1 million ($0.8 million, net of income taxes).

Osisko Development Corp. - Brokered private placement of flow-through shares

In March 2021, Osisko Development completed a "bought deal" brokered private placement of 2,055,742 flow-through shares at a price of $9.05 per flow-through share and 1,334,500 charity flow-through shares at a price of $11.24 per charity flow-through share, for aggregate gross proceeds of $33.6 million. Share issue expenses related to this private placement amounted to $1.5 million ($1.1 million, net of income taxes). The shares were issued at a premium to the market price, which was recognized as a current liability under provisions and other liabilities for $7.9 million (net of share issue costs attributed of $0.5 million). The liability will be reversed and recognized to the consolidated statement of income (loss) as flow-through premium income as the required expenditures are incurred. Osisko Development is committed to spending the proceeds on exploration and evaluation activities by December 31, 2022. As at September 30, 2021, the balance remaining to be spent amounted to $8.6 million.

16

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11. Share capital and warrants (continued)

Normal course issuer bid

In December 2020, Osisko renewed its normal course issuer bid ("NCIB") program. Under the terms of the 2021 NCIB program, Osisko may acquire up to 14,610,718 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2021 NCIB program are authorized until December 11, 2021. Daily purchases will be limited to 138,366 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six-month period ending November 30, 2020, being 553,464 Common Shares.

During the three and nine months ended September 30, 2021, the Company purchased for cancellation a total of 1,735,266 common shares for $26.0 million  (average acquisition price per share of $15.00) and 2,082,666 common shares for $30.5 million (average acquisition price per share of $14.65), respectively.

Dividends

The following table provides details on the dividends declared for the nine months ended September 30, 2021:

Declaration date	Dividend per share	Record date	Payment date	Dividend payable	Dividend reinvestment plan(i)
	$			$

February 21, 2021	0.050	March 31, 2021	April 15, 2021	8,364,000	8,989,709
May 11, 2021	0.050	June 30, 2021	July 15, 2021	8,404,000	7,102,627
August 8, 2021	0.055	September 30, 2021	October 15, 2021	9,160,000	8,005,584
	0.155			25,928,000

(i) Number of common shares held by shareholders participating in the dividend reinvestment plan ("DRIP").

During the three and nine months ended September 30, 2021, the Company issued respectively 21,747 and 89,935 common shares under the DRIP, at a discount rate of 3%.

As at September 30, 2021, the holders of 8,005,584 common shares had elected to participate in the DRIP, representing dividends payable of $0.4 million. Therefore, 30,588 common shares were issued on October 15, 2021 at a discount rate of 3%.

Warrants

As at September 30, 2021 and December 31, 2020, 5,480,000 warrants were outstanding and entitles the holder to purchase one common share of Osisko at a price of $36.50 until March 5, 2022.

17

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12. Share-based compensation

Share options

The Company and its subsidiary, Osisko Development, offer a share option plan to their respective directors, officers, management, employees and consultants.

Osisko Gold Royalties Ltd

The following table summarizes information about the movement of the share options outstanding under the Osisko's plan:

	Nine months ended September 30, 2021		Year ended December 31, 2020
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Balance - Beginning of period	4,240,869	14.22	4,939,344	14.40
Granted(i)	758,700	13.25	1,201,100	13.51
Exercised	(943,515)	13.82	(673,470)	11.27
Forfeited	(50,200)	13.44	(341,300)	13.61
Expired	(171,220)	16.04	(884,805)	16.56
Balance - End of period	3,834,634	14.06	4,240,869	14.22
Options exercisable - End of period	1,917,638	14.76	2,208,070	14.96

(i) Options were granted to officers, management, employees and/or consultants.

The weighted average share price when share options were exercised during the nine months ended September 30, 2021 was $16.01 ($14.83 for the year ended December 31, 2020).

The following table summarizes the Osisko's share options outstanding as at September 30, 2021:

		Options outstanding		Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
Exercise		average	contractual		average
price range	Number	exercise price	life (years)	Number	exercise price
$		$			$
10.58 - 12.97	1,337,290	12.69	3.7	487,824	12.70
13.10 - 14.78	1,748,986	13.54	3.1	796,856	13.53
15.97 - 18.07	680,528	16.79	1.5	565,128	16.81
24.72 - 27.77	67,830	26.97	0.6	67,830	26.97
	3,834,634	14.06	3.0	1,917,638	14.76

18

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12. Share-based compensation (continued)

Share options (continued)

Osisko Gold Royalties Ltd (continued)

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	Nine months ended September 30, 2021	Year ended December 31, 2020
Dividend per share	1.5%	1.5%
Expected volatility	40%	39%
Risk-free interest rate	0.7%	0.3%
Expected life	47 months	46 months
Weighted average share price	$13.25	$13.51
Weighted average fair value of options granted	$3.65	$3.56

The expected volatility was estimated using Osisko's historical data from the date of grant and for a period corresponding to the expected life of the options. Share options are exercisable at the closing market price of the common shares of the Company on the day prior to their grant.

The fair value of the share options is recognized as compensation expense over the vesting period. During the three and nine months ended September 30, 2021, the total share-based compensation related to share options granted under the Osisko's plan amounted to $0.8 million and $2.8 million, respectively ($1.0 million and $2.3 million during the three and nine months ended September 30, 2020, respectively), including nil and $0.1 million capitalized to mining assets and plant and equipment, respectively ($0.1 million and $0.2 million during the three and nine months ended September 30, 2020, respectively).

Osisko Development Corp.

The following table summarizes information about the movement of the share options outstanding under the Osisko Development's plan:

	Nine months ended September 30, 2021		Year ended December 31, 2020
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Balance - Beginning of period	1,199,100	7.62	-	-
Granted(i)	742,500	6.85	1,199,100	7.62
Forfeited	(111,100)	7.55	-	-

Balance - End of period	1,830,500	7.31	1,199,100	7.62

Options exercisable - End of period	-	-	-	-

(i) Options were granted to officers, management, employees and/or consultants.

19

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12. Share-based compensation (continued)

Share options (continued)

Osisko Development Corp. (continued)

The following table summarizes the Osisko Development's share options outstanding as at September 30, 2021:

		Options outstanding		Options exercisable
			Weighted
			average
			remaining		Weighted
Grant		Exercise	contractual		average
Date	Number	price	life (years)	Number	exercise price
$		$			$
December 22, 2020	1,102,100	7.62	4.2	-	-
February 5, 2021	31,600	8.10	4.4	-	-
June 23, 2021	547,100	7.10	4.7	-	-
August 16, 2021	149,700	5.63	4.9
	1,830,500	7.31	4.4	-	-

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	Nine months ended September 30, 2021	Year ended December 31, 2020
Dividend per share	-	-
Expected volatility	67%	63%
Risk-free interest rate	0.8%	0.4%
Expected life	48 months	48 months
Weighted average share price	$6.85	$7.62
Weighted average fair value of options granted	$3.48	$3.64

The expected volatility was estimated by benchmarking with companies having businesses similar to Osisko Development. The historical volatility of the common share price of these companies was used for benchmarking back from the date of grant and for a period corresponding to the expected life of the options.

The fair value of the share options is recognized as compensation expense over the vesting period. During the three and nine months ended September 30, 2021, the total share-based compensation related to share options granted under the Osisko Development's plan amounted to $0.7 million and $1.5 million, respectively (nil for the three and nine months ended September 30, 2020), including $0.3 million and $0.7 million capitalized to mining assets and plant and equipment, respectively (nil for the three and nine months ended September 30, 2020).

20

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12. Share-based compensation (continued)

Deferred and restricted share units

The Company and its subsidiary, Osisko Development, offer a DSU plan and a RSU plan, which allow DSU and RSU to be granted to directors, officers and employees as part of their long-term compensation package. All such plans are classified as equity-settled plans.

Osisko Gold Royalties Ltd

The following table summarizes information about the DSU and RSU movements:

	Nine months ended September 30, 2021		Year ended December 31, 2020
	DSU(i)	RSU(ii)	DSU(i)	RSU(ii)

Balance - Beginning of period	408,564	1,242,902	325,207	1,190,038
Granted	64,720	293,610	97,995	504,560
Reinvested dividends	3,839	11,715	5,558	17,143
Settled	(102,266)	(330,802)	(20,196)	(365,399)
Forfeited (iii)	-	(275,044)	-	(103,440)
Balance - End of period	374,857	942,381	408,564	1,242,902
Balance - Vested	309,896	-	309,862	-

(i) Unless otherwise decided by the board of directors of the Company, the DSU vest the day prior to the next annual general meeting and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, to each director when he or she leaves the board or is not re-elected. The value of the payout is determined by multiplying the number of DSU expected to be vested at the payout date by the closing price of the Company's shares on the day prior to the grant date. The fair value is recognized over the vesting period. On the settlement date, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Company to the tax authorities.

(ii) On December 31, 2019, 150,000 RSU were granted to an officer (with a value of $12.70 per RSU) and vest and are payable in equal tranches over a three-year period (1/3 per year), in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company.  The remaining RSU vest and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, three years after the grant date, one half of which depends on the achievement of certain performance measures.

The value of the payout is determined by multiplying the number of RSU expected to be vested at the payout date by the closing price of the Company's shares on the day prior to the grant date. The fair value is recognized over the vesting period and is adjusted in function of the applicable terms for the performance based components, when applicable. On the settlement date, one common share is issued for each RSU, after deducting any income taxes payable on the benefit earned by the employee that must be remitted by the Company to the tax authorities.

(iii) In 2021, 215,812 RSUs were forfeited and were re-granted by Osisko Development in an equivalent value to the employees and officers that were transferred from Osisko to Osisko Development as of January 1, 2021 (refer to the Osisko Development table and notes on restricted share units outstanding presented below).

The total share-based compensation related to the Osisko's DSU and RSU plans for the three and nine months ended September 30, 2021 amounted to $1.2 million and $3.4 million, respectively ($1.9 million and $5.1 million for the three and nine months ended September 30, 2020, including $0.6 million and $0.7 million capitalized to mining assets and plant and equipment, respectively).

Based on the closing price of the common shares at September 30, 2021 ($14.23), and considering a marginal income tax rate of 53.3%, the estimated amount that Osisko is expected to transfer to the tax authorities to settle the employees' tax obligations related to the vested RSU and DSU to be settled in equity amounts to $2.4 million ($2.7 million as at December 31, 2020) and to $10.0 million based on all RSU and DSU outstanding ($14.2 million as at December 31, 2020).

21

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12. Share-based compensation (continued)

Deferred and restricted share units

Osisko Development Corp.

The following table summarizes information about the DSU and RSU movements:

	Nine months ended September 30, 2021		Year ended December 31, 2020
	DSU(i)	RSU	DSU(i)	RSU(ii)

Balance - Beginning of period	170,620	-	-	-
Granted - Replacement RSU (ii)	-	458,450	-	-
Granted (iii)	68,730	599,000	170,620	-
Forfeited	-	(10,900)	-	-
Balance - End of period	239,350	1,046,550	170,620	-
Balance - Vested	-	-	-	-

(i) Unless otherwise decided by the board of directors of Osisko Development, the DSU vest the day prior to the next annual general meeting and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of Osisko Development, to each director when he or she leaves the board or is not re-elected. The value of the payout is determined by multiplying the number of DSU expected to be vested at the payout date by the closing price of the Osisko Development's shares on the day prior to the grant date. The fair value is recognized over the vesting period. On the settlement date, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Osisko Development to the tax authorities.

(ii) Following the closing of the reverse takeover transaction completed on November 25, 2020, which lead to the creation of Osisko Development and the subsequent transfer of certain Osisko employees to Osisko Development on January 1, 2021, Osisko and Osisko Development mutually agreed that a pro-rata portion of the outstanding long-term equity incentive compensation awarded by Osisko to the transferred employees in the form of RSU would be borne by Osisko Development. As a result, a pro-rata portion of the outstanding RSU awarded by Osisko (the "Osisko RSU") to the transferred employees were cancelled, and RSU (the "Replacement RSU") having a relative equivalent value were granted by Osisko Development. Accordingly, in June 2021, 458,450 Replacement RSU were granted to officers and employees who held Osisko RSU that were cancelled. The maturity date of the Replacement RSU is the same as the maturity date of the corresponding Osisko RSU that were cancelled. The replacement RSU are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of Osisko Development.

(iii) The RSU granted vest and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of Osisko Development, three years after the grant date, one half of which depends on the achievement of certain performance measures.

The total share-based compensation expense related to the Osisko Development's DSU and RSU plans for the three and nine months ended September 30, 2021 amounted to $1.3 million and $2.0 million, respectively (nil for the three and nine months ended September 30, 2020).

Based on the closing price of the common shares at September 30, 2021 ($5.01) and considering a marginal income tax rate of 53.3%, the estimated amount that Osisko Development is expected to transfer to the tax authorities to settle the employees' tax obligations related to the RSU and DSU outstanding amounts to $3.4 million ($0.7 million as at December 31, 2020).

22

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13. Additional information on the consolidated statements of income (loss)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$

Revenues

Royalty interests	34,429	30,289	105,777	76,912
Stream interests	15,606	10,954	43,162	30,898
Offtake interests	-	14,464	25,265	41,260
	50,035	55,707	174,204	149,070

Cost of sales

Royalty interests	25	151	318	418
Stream interests	3,482	1,347	9,339	5,932
Offtake interests	-	13,738	24,343	39,114
	3,507	15,236	34,000	45,464
Other gains, net

Change in fair value of financial assets at fair value through profit and loss	3,757	326	72	1,332
Net gain on acquisition of investments(i)	6,989	982	7,638	3,827
Net gain on dilution of investments in associates	-	-	1,391	10,381
Net gain on disposal of investments	-	-	-	1,226
Impairment of other investments	-	(1,281)	(2,112)	(5,304)
Flow-through shares premium income	2,602	-	5,869	-
Others	1,948	-	2,157	-
	15,296	27	15,015	11,462

(i)  Represents changes in the fair value of the underlying investments between the respective subscription dates and the closing dates.

23

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14. Net earnings (loss) per share

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$

Net earnings (loss) attributable to Osisko Gold Royalties Ltd's shareholders	1,795	12,514	(2,370)	12,244

Basic weighted average number of common shares outstanding (in thousands)	167,924	166,110	167,786	162,321
Dilutive effect of share options	296	287	-	91
Diluted weighted average number of common shares	168,220	166,397	167,786	162,412

Net earnings per share attributable to Osisko Gold Royalties Ltd's shareholders
Basic and diluted	0.01	0.08	(0.01)	0.08

For the three months ended September 30, 2021, 763,058 share options, 5,480,000 outstanding warrants and the 15,726,705 common shares underlying the convertible debentures were excluded from the computation of diluted earnings per share as their effect was anti-dilutive. As a result of the net loss for the nine months ended September 30, 2021, all potentially dilutive common shares are deemed to be antidilutive for these periods and thus diluted net loss per share is equal to the basic net loss per share.

For the three months ended September 30, 2020, 2,130,686 share options, 5,480,000 outstanding warrants and the 15,726,705 common shares underlying the convertible debentures were excluded from the computation of diluted earnings per share as their effect was anti-dilutive. For the nine months ended September 30, 2020, 3,769,019 share options, 5,480,000 outstanding warrants and the 15,726,705 common shares underlying the convertible debentures were excluded from the computation of diluted earnings per share as their effect was anti-dilutive.

15. Additional information on the consolidated statements of cash flows

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$

Interests received	1,081	489	1,922	997
Interests paid on long-term debt	1,394	1,408	9,690	10,007
				-
Income taxes paid (i)	332	513	6,700	978

Changes in non-cash working capital items
(Increase) decrease in accounts receivable	(1,773)	(464)	(3,747)	(2,633)
Increase in inventories	(762)	-	(8,357)	-
(Increase) decrease in other current assets	(442)	1,249	(1,631)	543
Increase (decrease) in accounts payable and accrued liabilities	10,173	3,641	1,602	(752)
	7,196	4,426	(12,133)	(2,842)

(i) During the nine months ended September 30, 2021, income taxes of $5.8 million were paid to the Mexican authorities in relation to the acquisition of a gold and silver stream on the San Antonio project in 2020.

24

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16. Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1- Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2- Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

			September 30, 2021
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Warrants on equity securities and convertible debentures and notes
Publicly traded mining exploration and development companies
Precious metals	-	-	23,256	23,256
Other minerals	3,360	-	15,150	18,510
Financial assets at fair value through other comprehensive (loss) income(i)
Equity securities
Publicly traded mining exploration and development companies
Precious metals	60,914	-	-	60,914
Other minerals	37,542	-	-	37,542
	101,816	-	38,406	140,222

			December 31, 2020
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Warrants on equity securities and convertible debentures and notes
Publicly traded mining exploration and development companies
Precious metals	-	-	23,904	23,904
Other minerals	-	-	1,159	1,159
Financial assets at fair value through other comprehensive (loss) income (i)
Equity securities
Publicly traded mining exploration and development companies
Precious metals	95,796	-	-	95,796
Other minerals	19,794	-	-	19,794
	115,590	-	25,063	140,653

(i) On the basis of its analysis of the nature, characteristics and risks of equity securities, the Company has determined that presenting them by industry and type of investment is appropriate.

25

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16. Fair value of financial instruments (continued)

During the nine months ended September 30, 2021 and 2020, there were no transfers among Level 1, Level 2 and Level 3.

The following table presents the changes in the Level 3 investments (comprised of warrants and convertible debentures) for the nine months ended September 30, 2021 and 2020:

	2021	2020
	$	$

Balance - Beginning of period	25,063	1,700
Acquisitions	12,753	2,543
Warrants exercised	(1,122)	(340)
Change in fair value - warrants exercised(i)	300	119
Change in fair value - warrants expired(i)	-	-
Change in fair value - investments held at the end of the period(i)	1,412	1,213
Balance - End of period	38,406	5,235

(i) Recognized in the consolidated statements of income (loss) under other gains (losses), net.

The fair value of the financial instruments classified as Level 3 depends on the nature of the financial instruments.

The fair value of the warrants on equity securities and the convertible debentures of publicly traded mining exploration and development companies, classified as Level 3, is determined using directly or indirectly the Black-Scholes option pricing model. The main non-observable input used in the model is the expected volatility. An increase/decrease in the expected volatility used in the models of 10% would have resulted in an insignificant variation of the fair value of the warrants as at September 30, 2021 and December 31, 2020.

Financial instruments not measured at fair value on the balance sheet

Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash, short-term investments, trade receivables, amounts receivable from associates and other receivables, notes receivable, other financing facilities receivable, accounts payable and accrued liabilities and long-term debt. The fair values of cash, short-term investments, trade receivables, amounts receivable from associates and other receivables and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature. The carrying value of the liability under the revolving credit facility approximates its fair value given that the credit spread is similar to the credit spread the Company would obtain under similar conditions at the reporting date. The fair value of the non-current notes receivable and other financing credit facilities receivable approximate their carrying value as there were no significant changes in economic and risks parameters since the issuance/acquisition or assumptions of those financial instruments.

The following table presents the carrying amount and the fair value of long-term debt (excluding the liability under the revolving credit facility):

	September 30, 2021		December 31, 2020
	Fair value	Carrying amount	Fair Value	Carrying amount
	$	$

Long-term debt - Level 1	302,820	291,601	318,000	286,903
Long-term debt - Level 2	-	-	49,928	49,866
Balance	302,820	291,601	367,928	336,769

26

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17. Segment disclosure

The chief operating decision-maker organizes and manages the business under two operating segments: (i) acquiring and managing precious metals and other royalties, streams and other interests, and (ii) the exploration, evaluation and development of mining projects. The assets, liabilities, revenues, expenses and cash flows of Osisko and its subsidiaries, other than Osisko Development and its subsidiaries, are attributable to the precious metals and other royalties, streams and other interests operating segment. The assets, liabilities, revenues, expenses and cash flows of Osisko Development and its subsidiaries are attributable to the exploration, evaluation and development of mining projects operating segment.

The following tables present the main assets, liabilities, revenues, expenses and cash flows per operating segment:

	As at September 30, 2021 and December 31, 2020
	Osisko Gold Royalties (i)	Osisko Development (ii)
	(Royalties, streams and other interests)	(Mining exploration, evaluation and development)	Intersegment transactions (iii)	Consolidated
	$	$	$	$

Assets and liabilities

As at September 30, 2021

Cash	79,794	72,151	-	151,945
Current assets	87,809	102,424	(470)	189,763
Investments in associates and other investments	212,177	79,343	-	291,520
Royalty, stream and other interests	1,240,549	-	(93,396)	1,147,153
Mining interests and plant and equipment	8,268	513,115	69,606	590,989
Exploration and evaluation assets	-	45,225	650	45,875
Goodwill	111,204	-	-	111,204

Total assets	1,661,920	752,015	(23,610)	2,390,325

Total liabilities (excluding long-term debt)	82,936	114,093	(23,610)	173,419

Long-term debt	405,306	-	-	405,306

As at December 31, 2020

Cash	105,097	197,427	-	302,524
Current assets	117,592	218,478	(882)	335,188
Investments in associates and other investments	166,589	110,144	-	276,733
Royalty, stream and other interests	1,203,781	-	(87,653)	1,116,128
Mining interests and plant and equipment	9,011	407,000	73,501	489,512
Exploration and evaluation assets	-	41,869	650	42,519
Goodwill	111,204	-	-	111,204

Total assets	1,609,344	802,144	(14,384)	2,397,104

Total liabilities (excluding long-term debt)	67,449	102,578	(14,384)	155,643

Long-term debt	400,429	-	-	400,429

27

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17. Segment disclosure (continued)

	For the three months ended September 30, 2021 and 2020
	Osisko Gold Royalties (i)	Osisko Development (ii)
	(Royalties, streams and other interests)	(Mining exploration, evaluation and development)	Intersegment transactions (iii)	Consolidated
	$	$	$	$

Revenues, expenses and cash flows

For the three months ended September 30, 2021

Revenues	50,035	3,906	(3,906)	50,035
Gross profit	33,795	-	-	33,795
Operating expenses (G&A, bus. dev and exploration)	(5,428)	(7,200)	-	(12,628)
Impairments	-	(33,320)	-	(33,320)
Net earnings (loss)	25,593	(31,745)	-	(6,152)

Cash flows from operating activities
Before working capital items	39,849	(5,962)	-	33,887
Working capital items	4,231	2,965	-	7,196
After working capital items	44,080	(2,997)	-	41,083
Cash flows from investing activities	(40,837)	(69,154)	-	(109,991)
Cash flows from financing activities	(35,288)	(1,588)	-	(36,876)

For the three months ended September 30, 2020

Revenues	55,707	-	-	55,707
Gross profit	30,806	-	-	30,806
Operating expenses (G&A, bus. dev and exploration)	(6,716)	(1,183)	-	(7,899)
Impairments	(1,281)	-	-	(1,281)
Net earnings (loss)	12,759	(245)	-	12,514

Cash flows from operating activities
Before working capital items	32,403	(706)	-	31,697
Working capital items	4,923	(497)	-	4,426
After working capital items	37,326	(1,203)	-	36,123
Cash flows from investing activities	(62,990)	(11,176)	-	(74,166)
Cash flows from financing activities	(299)	(408)	-	(707)

28

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17. Segment disclosure (continued)

	For the nine months ended September 30, 2021 and 2020
	Osisko Gold Royalties (i)	Osisko Development (ii)
	(Royalties, streams and other interests)	(Mining exploration, evaluation and development)	Intersegment transactions (iii)	Consolidated
	$	$	$	$

Revenues, expenses and cash flows

For the nine months ended September 30, 2021
Revenues	174,204	4,681	(4,681)	174,204
Gross profit	104,107	-	-	104,107
Operating expenses (G&A, bus. dev and exploration)	(17,939)	(17,051)	-	(34,990)
Impairments	(4,400)	(73,799)	-	(78,199)
Net earnings (loss)	55,397	(76,849)	-	(21,452)

Cash flows from operating activities
Before working capital items	118,355	(7,188)	(5,710)	105,457
Working capital items	(256)	(11,877)	-	(12,133)
After working capital items	118,099	(19,065)	(5,710)	93,324
Cash flows from investing activities	(96,994)	(138,327)	5,710	(229,611)
Cash flows from financing activities	(46,341)	32,307	-	(14,034)

For the nine months ended September 30, 2020
Revenues	149,070	-	-	149,070
Gross profit	71,549	-	-	71,549
Operating expenses (G&A, bus. dev and exploration)	(19,421)	(3,428)	-	(22,849)
Impairments	(31,604)	-	-	(31,604)
Net earnings (loss)	12,545	(301)	-	12,244

Cash flows from operating activities
Before working capital items	80,442	(2,255)	-	78,187
Working capital items	(578)	(2,264)	-	(2,842)
After working capital items	79,864	(4,519)	-	75,345
Cash flows from investing activities	(118,701)	(37,787)	-	(156,488)
Cash flows from financing activities	135,685	(521)	-	135,164

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries.

(ii) Osisko Development Corp. and its subsidiaries (carve-out of the mining activities of Osisko Gold Royalties prior to the reverse take-over transaction completed on November 25, 2020 and creating Osisko Development).

(iii) The adjustments are related to intersegment transactions and to royalties and streams held by Osisko Gold Royalties on assets held by Osisko Development, which are reclassified on consolidation, as well as adjustments related to an accounting policy difference on revenues recognition.

29

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17. Segment disclosure (continued)

Royalty, stream and other interests - Geographic revenues

All of the Company's revenues are attributable to the precious metals and other royalties, streams and other interests operating segment. Geographic revenues from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the nine months ended September 30, 2021 and 2020, royalty, stream and other interest revenues were earned from the following jurisdictions:

	North America(i)	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2021

Royalties	101,478	831	4	3,464	-	105,777
Streams	18,647	15,668	1,312	-	7,535	43,162
Offtakes	25,265	-	-	-	-	25,265

	145,390	16,499	1,316	3,464	7,535	174,204

2020

Royalties	73,207	362	52	3,291	-	76,912
Streams	8,527	13,960	1,449	-	6,962	30,898
Offtakes	41,260	-	-	-	-	41,260

	122,994	14,322	1,501	3,291	6,962	149,070

(i) 79% of the North America's revenues are generated from Canada for the nine months ended September 30, 2021 (65% for the nine months ended September 30, 2020).

For the nine months ended September 30, 2021, one royalty interest generated revenues of $61.6 million ($46.5 million for the nine months ended September 30, 2020), which (excluding revenues generated from the offtake interests) represented 41% of revenues (43% of revenues for the nine months ended September 30, 2020).

For the nine months ended September 30, 2021, revenues generated from precious metals and diamonds represented 90% and 8% of revenues, respectively (88% and 9% excluding offtakes, respectively). For the nine months ended September 30, 2020, revenues generated from precious metals and diamonds represented 95% and 3% of revenues, respectively (93% and 4% excluding offtakes, respectively).

30

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17. Segment disclosure (continued)

Royalty, stream and other interests, net - Geographic net assets

The following table summarizes the royalty, stream and other interests by jurisdictions, as at September 30, 2021 and December 31, 2020, which is based on the location of the property related to the royalty, stream or other interests:

	North America(i)	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

September 30, 2021

Royalties	595,416	58,050	13,842	6,226	-	15,215	688,749
Streams	187,256	176,881	7	-	28,412	52,124	444,680
Offtakes	-	-	9,005	-	4,719	-	13,724

	782,672	234,931	22,854	6,226	33,131	67,339	1,147,153

December 31, 2020

Royalties	576,835	46,374	9,924	8,313	-	15,215	656,661
Streams	172,879	183,679	1,481	-	28,392	54,510	440,941
Offtakes	5,690	-	8,119	-	4,717	-	18,526

	755,404	230,053	19,524	8,313	33,109	69,725	1,116,128

(i) 82% of the North America's net interests are located in Canada as at September 30, 2021 (86% as at December 31, 2020).

Exploration, evaluation and development of mining projects

The inventories, mining interests, plant and equipment and exploration and evaluation assets related to the exploration, evaluation and development of mining projects (excluding the intersegment transactions) are located in Canada and in Mexico, and are detailed as follow as at September 30, 2021 and December 31, 2020:

	September 30, 2021			December 31, 2020
	Canada	Mexico	Total	Canada	Mexico	Total
	$	$	$	$	$	$
Assets
Inventories	8,857	10,315	19,172	1,599	25,705	27,304
Mining interests, plant and equipment	420,753	92,362	513,115	344,903	62,097	407,000
Exploration and evaluation assets	43,886	1,339	45,225	40,680	1,189	41,869
Total assets	669,434	82,581	752,015	704,998	97,146	802,144

31

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18. Related party transactions

During the three and nine months ended September 30, 2021, interest revenues of $0.9 million and $2.6 million were respectively recorded on notes receivable from associates ($0.7 million and $2.0 million for the three and nine months ended September 30, 2020, respectively). As at September 30, 2021, interests receivable from associates of $4.5 million are included in amounts receivable ($1.9 million as at December 31, 2020). Loans, notes receivable, and a convertible debenture from associates amounted to $40.6 million as at September 30, 2021 ($33.4 million as at December 31, 2020) and were included in short-term investments and other investments on the consolidated balance sheets.

19. Subsequent events

Acquisition of royalties

On October 27, 2021, Osisko concluded a transaction with Barrick TZ Limited, a subsidiary of Barrick Gold Corporation ("Barrick"), to acquire royalties for total cash consideration of US$11.8 million, including a 2% NSR royalty on the AfriOre and Gold Rim licenses comprising the West Kenya project operated by Shanta Gold Limited, a 1% NSR royalty on the Frontier project operated by Metalor SA, a private company, and a 1% NSR royalty on the Central Houndé project operated by Thor Explorations Ltd.

Dividend

On November 9, 2021, the Board of Directors declared a quarterly dividend of $0.055 per common share payable on January 14, 2022 to shareholders of record as of the close of business on December 31, 2021.

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